BDO Dunwoody LLP	600Cathedral Place
Chartered Accountants and Advisors	925West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

February 11, 2008

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

Attention:  Financial Reporting

Ontario Securities Commission
20 Queen Street West, Suite 1903

Toronto ON M5H 3S8

Attention:  Financial Reporting

Dear Sirs and Mesdames:

Change of Auditor of Cusac Gold Mines Ltd. (the “Company”)

We acknowledgereceipt of a Notice of Change of Auditor (the “Notice”) dated February 11, 2008 given by the Company to ourselves and Davidson & Company LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

Signed “BDO Dunwoody LLP”

Chartered Accountants

JO/sh